NEWS RELEASE
Contact: Chuck Provini
585-286-9180
Info@NatcoreSolar.com

Natcore Technology Appoints McMillan LLP As Legal Counsel

Rochester, NY — (May 5, 2017) —The Board of Directors of Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has appointed McMillan LLP, a leading business law firm serving public, private and not-for-profit clients across key industries in Canada, the United States and internationally. McMillan has 400 attorneys in offices in Vancouver, Calgary, Toronto, Ottawa, Montréal and Hong Kong.

McMillan replaces the Vancouver law firm Armstrong Simpson.

“As our technology and our best-of-breed business attracts more international attention, we need a law firm with an international practice and with experience in cross-border transactions, ” says Chuck Provini, Natcore’s president and CEO. “McMillan fits our needs.”

Provini will temporarily serve as Natcore’s Corporate Secretary in place of Shauna Hartman, a Corporate Commercial Solicitor at Armstrong Simpson.

Natcore’s Board of Directors has also accepted the resignation of John Meekison as a member of the Board. Meekison is leaving because his new business activities have significantly increased the potential for personal conflicts of interest.

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